TRANSAMERICA SERIES TRUST

AMENDMENT TO INVESTMENT SUB-ADVISORY AGREEMENT BETWEEN

TRANSAMERICA ASSET MANAGEMENT, INC. AND

EPOCH INVESTMENT PARTNERS, INC.

THIS AMENDMENT is made as of March 4, 2022, to the Investment Sub-Advisory Agreement dated as of November 1, 2018, as amended, (the “Agreement”) between Transamerica Asset Management, Inc. (“TAM”), and TDAM USA Inc., and assumed by Epoch Investment Partners, Inc. (the “Sub-Adviser”). In consideration of the mutual covenants contained herein, the parties agree as follows:

Schedule A to the Agreement is hereby deleted and replaced in its entirety with the attached revised Schedule A, and all references in the Agreement to Schedule A shall be deemed to refer to the attached Schedule A.

In all other respects, the Agreement is confirmed, and remains in full force and effect.

The parties hereto have caused this amendment to be executed as of March 4, 2022.

TRANSAMERICA ASSET MANAGEMENT, INC.

By:	/s/ Christopher A. Staples
Name:	Christopher A. Staples

Title:	Senior Vice President

EPOCH INVESTMENT PARTNERS, INC.

By:	/s/ David A. Barnett
Name:	David A. Barnett

Title:	Chief Compliance Officer

Schedule A

FUND	INVESTMENT SUB-ADVISORY FEE*
Transamerica International Focus VP (formerly, Transamerica International Growth VP)**	0.27% of the first $1 billion; 0.25% over $1 billion up to $2 billion; and 0.24% over $2 billion.

*	As a percentage of average daily net assets on an annual basis.

**

The average daily net assets for the purpose of calculating sub-advisory fees will be determined on a combined basis with Transamerica International Focus (formerly, Transamerica International Growth), a series of Transamerica Funds, and Transamerica International Growth CIT, a series of Wilmington Trust Collective Investment Trust that is also sub-advised by Epoch Investment Partners, Inc.